September 20, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:	AnPac Bio-Medical Science Co., Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, AnPac Bio-Medical Science Co., Ltd., a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$1 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in the Draft Registration Statement its audited consolidated financial statements as of and for the fiscal years ended December 31, 2017 and 2018. As an emerging growth company, the Company has omitted its financial statements for the fiscal year ended December 31, 2016 and selected financial information for the fiscal years before January 1, 2017. The Company plans to include the financial statements as of and for the nine months ended September 30, 2018 and 2019 in subsequent filings for the initial public offering.

* * *

Securities and Exchange Commission

September 20, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Dr. Chris Yu, the founder, chairman and chief executive officer of AnPac Bio-Medical Science Co., Ltd., by telephone at +86-21-51085515-888 or via e-mail at chris_yu@anpac.cn, or Pavel Gu, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-21-2228-4063 or via email at pavel.gu@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Dr. Chris Yu, Founder, Chairman and Chief Executive Officer, AnPac Bio-Medical Science Co., Ltd.
Richard A. Friedman, Partner, Sheppard Mullin Richter & Hampton LLP
Stephen A. Cohen, Partner, Sheppard Mullin Richter & Hampton LLP
Pavel Gu, Partner, Ernst & Young Hua Ming LLP